SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ENTASIS THERAPEUTICS HOLDINGS INC.
(Name of Subject Company (Issuer))

INNOVIVA MERGER SUB, INC.
(Name of Filing Persons (Offeror))
A wholly-owned subsidiary of

INNOVIVA, INC.
(Name of Filing Persons (Parent of Offeror))

Common Stock, par value $0.001 Per Share
 (Title of Class of Securities)

293614103
(CUSIP Number of Class of Securities)

Innoviva Merger Sub, Inc.
Innoviva, Inc.
1350 Old Bayshore Highway Suite 400
Burlingame, CA 94010
(650) 238-9600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Russel L. Leaf
Jared N. Fertman
Jonathan S. Kubek
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019
(212) 728-8000

CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee*
N/A	N/A
*          A filing fee is not required in connection with this filing as it relates solely to preliminary conversations made before the commencement of a tender offer.

☐        Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	☒ Not applicable	Filing party:	☒ Not applicable
Form or Registration No.:	☒ Not applicable	Date filed:	☒ Not applicable

☒        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐        third party tender offer subject to Rule 14d-1.
☐        issuer tender offer subject to Rule 13e-4.
☒        going-private transaction subject to Rule 13e-3.
☐        amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This filing relates solely to preliminary communications made before the commencmenet of a planned tender offer by Innoviva Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Innoviva, Inc., a Delaware corporation (“Parent”), for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Entasis Therapeutics Holdings Inc., a Delaware corporation (“Entasis”), to be commenced pursuant to the Agreement and Plan or Merger, dated as of May 23, 2022, by and among Purchaser, Parent, and Entasis.

Exhibits

Exhibit No.	Description
99.1	Innoviva Acquisition and Integration FAQs, dated May 23, 2022.
99.2	Innoviva Transaction Discussion Materials Presented at Entasis Therapeutics Holdings Inc. Town Hall on May 23, 2022.
99.3	Key Messages for Project Elephant Day 1 Communications, dated May 23, 2022.
99.4	Employee email from Pavel Raifeld, provided on May 23, 2022.

Important Information about the Tender Offer

The tender offer described in the exhibits to this Schedule TO-C (the “Offer”) has not yet commenced. The exhibits are for informational purposes only and are neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Entasis Therapeutics Holdings Inc. (“Entasis”) or any other securities. At the time the planned tender offer is commenced, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed by Innoviva, Inc. (“Innoviva”) and Innoviva Merger Sub, Inc., a wholly owned subsidiary of Innoviva, with the Securities and Exchange Commission (the “SEC”), and a solicitation/recommendation statement on Schedule 14D-9 will be filed by Entasis with the SEC. The offer to purchase shares of Entasis common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/ RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement. Additional copies may be obtained at no charge by contacting Innoviva at 1350 Old Bayshore Highway Suite 400, Burlingame, CA 94010 or (650) 238-9600 or by contacting Entasis at 35 Gatehouse Drive, Waltham, MA 02451 or (781) 810-0120. In addition, Innoviva and Entasis file annual, quarterly and current reports and other information with the SEC, which are also available to the public at the SEC’s website at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

The exhibits include statements that are not statements of historical fact, or “forward-looking statements,” including with respect to Innoviva’s proposed acquisition of Entasis.  Such forward-looking statements include, but are not limited to, the ability of Innoviva and Entasis to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the merger agreement, statements about the expected timetable for completing the transaction, Innoviva’s and Entasis’ beliefs and expectations and statements about the benefits sought to be achieved in Innoviva’s proposed acquisition of Entasis, the potential effects of the acquisition on both Innoviva and Entasis, the possibility of any termination of the merger agreement, as well as the expected benefits and success of Entasis’ product candidates. Many of these risks and uncertainties are beyond Entasis’ control. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. There can be no guarantees that the conditions to the closing of the proposed transaction will be satisfied on the expected timetable or at all, or with respect to pipeline products that the products will receive the necessary regulatory approvals or that they will prove to be commercially successful. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include, but are not limited to, uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of Entasis’ stockholders unaffiliated with Innoviva will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the merger and the offer contemplated by the merger agreement may not be satisfied or waived; the effects of disruption from the transactions contemplated by the merger agreement and the impact of the announcement and pendency of the transactions on Entasis’ business; the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability, and diversion of management time and attention from managing Entasis’ affairs; general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of pharmaceutical industry regulation and health care legislation in the United States and internationally; global trends toward health care cost containment; technological advances, new products and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approval; manufacturing difficulties or delays; financial instability of international economies and sovereign risk; dependence on the effectiveness of Innoviva’s and Entasis’ patents and other protections for innovative products; and the exposure to litigation, including patent litigation, and/or regulatory actions.

Innoviva and Entasis undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Innoviva’s and Entasis’ 2021 Annual Reports on Form 10-K and Innoviva’s and Entasis’ other filings with the Securities and Exchange Commission (“SEC”) available on the SEC’s website at www.sec.gov.